FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY

OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) ☒

JPMORGAN CHASE BANK

(Exact name of trustee as specified in its charter)

A New York Banking Corporation	13-4994650
(I.R.S. employer
identification number)

270 Park Avenue	10017
New York, New York	(Zip Code)
(Address of principal executive offices)

William H. McDavid

General Counsel

270 Park Avenue

New York, New York 10017

Tel: (212) 270-2611

(Name, address and telephone number of agent for service)

CAPITAL ONE AUTO RECEIVABLES, LLC

CAPITAL ONE AUTO FINANCE TRUST 2004-B

(Each trust that issues notes under the related prospectus and prospectus supplement)

(Exact name of obligor as specified in its charter)

Delaware	31-1750007
Delaware	51-6557815
(States or other jurisdictions of	(I.R.S. employer
incorporation or organization)	identification numbers)

1680 Capital One Drive
McLean, VA

Wilmington Trust Company
Rodney Square North
1100 North Market Street	22102
Wilmington, DE	19890
(Addresses of principal executive office)	(Zip Codes)

Asset Backed Notes

(Title of the indenture securities)

GENERAL

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

New York State Banking Department, State House, Albany, New York 12110.

Board of Governors of the Federal Reserve System, Washington, D.C., 20551

Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York, N.Y.

Federal Deposit Insurance Corporation, Washington, D.C., 20429.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with the Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16. List of Exhibits

List below all exhibits filed as a part of this Statement of Eligibility.

1. A copy of the Restated Organization Certificate of the Trustee and the Certificate of Amendment dated November 9, 2001 (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-73746 which is incorporated by reference).

2. A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

3. None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

4. A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-73746, which is incorporated by reference).

5. Not applicable.

6. The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation, was renamed JPMorgan Chase Bank.

7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority attached as Exhibit 7.

8. Not applicable.

9. Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 9th day of September, 2004.

JPMORGAN CHASE BANK

By:	/S/ ARANKA R. PAUL
Aranka R. Paul Assistant Vice President

Exhibit 7 to Form T-1

Bank Call Notice

RESERVE DISTRICT NO. 2

CONSOLIDATED REPORT OF CONDITION OF

JPMorgan Chase Bank

of 270 Park Avenue, New York, New York 10017

and Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System,

at the close of business March 31, 2004, in

accordance with a call made by the Federal Reserve Bank of this

District pursuant to the provisions of the Federal Reserve Act.

ASSETS		Dollar Amounts in Millions
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$19,589
Interest-bearing balances		35,104
Securities:
Held to maturity securities		156
Available for sale securities		64,028
Federal funds sold and securities purchased under agreements to resell
Federal funds sold in domestic offices		30,180
Securities purchased under agreements to resell		74,963
Loans and lease financing receivables:
Loans and leases held for sale		19,061
Loans and leases, net of unearned income	$163,825
Less: Allowance for loan and lease losses	2,771
Loans and leases, net of unearned income and allowance		161,054
Trading Assets		191,989
Premises and fixed assets (including capitalized leases)		5,959
Other real estate owned		118
Investments in unconsolidated subsidiaries and associated companies		837
Customers’ liability to this bank on acceptances outstanding		203
Intangible assets
Goodwill		2,539
Other Intangible assets		4,521
Other assets		38,391

TOTAL ASSETS		$648,692

LIABILITIES
Deposits
In domestic offices		$210,211
Noninterest-bearing	$80,262
Interest-bearing	129,949
In foreign offices, Edge and Agreement subsidiaries and IBF’s		120,623
Noninterest-bearing	$7,920
Interest-bearing	112,703
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		6,480
Securities sold under agreements to repurchase		102,641
Trading liabilities		114,412
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)		20,692
Bank’s liability on acceptances executed and outstanding		203
Subordinated notes and debentures		8,039
Other liabilities		26,877
TOTAL LIABILITIES		610,178
Minority Interest in consolidated subsidiaries		346
EQUITY CAPITAL
Perpetual preferred stock and related surplus		0
Common stock		1,785
Surplus (exclude all surplus related to preferred stock)		16,318
Retained earnings		20,049
Accumulated other comprehensive income		16
Other equity capital components		0
TOTAL EQUITY CAPITAL		38,168

TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL		$648,692

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

WILLIAM B. HARRISON, JR.	)
ELLEN V. FUTTER	)	DIRECTORS
FRANK A. BENNACK, JR.	)